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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 21, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)

File Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 475 (“PEA 475”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 477 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on September 1, 2022. PEA 475 was filed, in part, to register shares of the PIMCO Preferred and Capital Securities Active Exchange-Traded Fund, a new series of the Registrant (the “Fund”). We responded to the Staff’s comments in a letter dated November 10, 2022 (the “Response Letter”) and you provided a second round of comments following review of the Response Letter. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 475. All references to “Fund” refer only to the Fund, unless noted otherwise.

Comment 1: See Comment 5 in the Response Letter. Please insert “debt and equity” before the word “securities” in the sentence from the Principal Investment Strategies that is quoted in your response to Comment 5.

Response: The Registrant notes that “Bank Capital Securities and Trust Preferred Securities” contains disclosure noting that Capital Securities can be equity, debt or hybrid securities:

There are two common types of bank capital: Tier I and Tier II. Bank capital is generally, but not always, of investment grade quality. Tier I securities often take the form of trust preferred securities. Tier II securities are commonly thought of as hybrids of debt and preferred securities, are often perpetual (with no maturity date), callable and, under certain conditions, allow for the issuer bank to withhold payment of interest until a later date.

Anu Dubey November 21, 2022 Page 2

Notwithstanding the foregoing and without necessarily agreeing with the Staff’s comment, the Registrant will revise the Capital Securities Risk to state the following (new language bold and underlined):

Capital Securities Risk: the risk that the value of securities, which may be in the form of debt, equity or a hybrid thereof, issued by U.S. and non-U.S. financial institutions that can be used to satisfy their regulatory capital requirements may decline in response to changes in legislation and regulations applicable to financial institutions and financial markets, increased competition, adverse changes in general or industry-specific economic conditions, or unfavorable interest rates. By investing under normal circumstances at least 80% of its assets in a combination of preferred securities and Capital Securities, the Fund will be more susceptible to these risks than a fund that does not invest in Capital Securities to the same extent as the Fund.

Comment 2: See Comment 6 in the Response Letter. When the Fund has two terms in its name that are types of investments covered by Rule 35d-1, the Staff believes it is misleading for the Fund to have less than a significant amount of assets invested in each type of investment. For these purposes, the Staff has not objected when a fund invests at least 15% of assets in each type of investment.

Response: The Registrant’s response is substantially similar to the response given to a similar comment from the Staff provided to PIMCO Funds.1

Rule 35d-1 provides, in relevant part, that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of its assets in the type(s) of investments suggested by its name. When a fund’s 80% names rule policy suggests the fund invests in a combination of two types of investments, such as the Fund’s 80% names rule policy, there is no SEC rule, regulation or order that requires such fund to invest a minimum percentage of assets in each separate type of investment indicated by the fund’s name. This was confirmed in the SEC’s recent release proposing amendments to Rule 35d-1 wherein the SEC stated “[a] fund’s 80% investment policy must address each element in the fund name that suggests an investment focus, but permits the fund to take a reasonable approach in

[1]	See Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, Securities and Exchange Commission, at comment 3 (July 27, 2018).

Anu Dubey November 21, 2022 Page 3

specifying how the fund’s investments will incorporate each such element in the name.”2 The SEC went on to specifically request comment on whether a fund whose name includes multiple elements be required to invest some specific minimum percentage in each element, further demonstrating that no such requirement exists under current Rule 35d-1.3 Accordingly, the Fund will have a policy, adopted pursuant to Rule 35d-1, to invest, under normal circumstances, at least 80% of its assets in preferred securities and Capital Securities, consistent with its name.

The Registrant recognizes that the SEC may determine by rule, regulation or order pursuant to Section 35(d) of the 1940 Act that a particular fund name is materially deceptive or misleading even if the fund complies with its 80% names rule policy. The SEC and Staff have stated that in determining whether a particular fund name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments.4 Under this standard, “Preferred and Capital Securities” is not misleading. Consistent with the naming convention and the investment policy adopted by the Fund, the Fund will, under normal circumstances, invest at least 80% of its assets in a combination of preferred and Capital Securities. While the Fund intends to invest a significant amount of its assets in each of preferred securities and Capital Securities, respectively, the Fund will dynamically allocate its assets from time to time consistent with its investment objective and strategies. Accordingly, there is no minimum amount of assets that the Fund is required to invest in each type of investment, so long as the Fund complies with its 80% names rule policy. We respectfully submit that no reasonable investor would conclude that the Fund is investing in a manner inconsistent with the Fund’s intended investments or risks of those investments as suggested by its name. For these reasons, the Registrant does not believe that the Fund’s name is materially deceptive or misleading under Section 35(d).

Notwithstanding the foregoing, the Registrant expects the Fund will, shortly following commencement of operations, have greater than 15% of its assets invested in each of preferred securities and Capital Securities.

[2]	Investment Company Names, Investment Company Act Rel. No. 34593 (May 25, 2022).

[3]	Id.

[4]

Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release”). See also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001) (“35d-1 FAQs”).

Anu Dubey November 21, 2022 Page 4

Comment 3: See Comment 13 in the Response Letter. Replace “are expected to” with “will”. See Rule 30e-3(e) under the 1940 Act.

Response: . The Registrant has revised the disclosure to state the following (new language bold and underlined):

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail from the financial intermediary, such as a broker-dealer or bank, which offers the Fund unless you specifically request paper copies of the reports, from the financial intermediary. Instead, the shareholder reports will be made available on a website, and the financial intermediary will notify you by mail each time a report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your financial intermediary. Paper copies of the Fund’s shareholder reports are required to be provided free of charge by the financial intermediary.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP